UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On February 22, 2024, the Company held its extraordinary general meeting of shareholders for discussion and approval of a series of proposals. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows.

1.	A proposal to approve, ratify and confirm, by way of ordinary resolution, the appointment of each of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next annual meeting or until their successors are duly elected and qualified, each such appointment effective on and from November 16, 2023.

For	Against	Abstain
15,084,751	966,865	16,137

2.	A proposal to approve, ratify and confirm, by way of ordinary resolution, the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024 ratified and approved by shareholders on November 16, 2023.

For	Against	Abstain
15,395,136	669,808	2,809

3.	A proposal to approve, ratify and confirm, by way of ordinary resolution, the approval by shareholders on November 16, 2023 authorising the Company to effect a reverse stock split to the Company’s issued and outstanding ordinary shares, par value $0.012 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio up to one-for-twenty (1:20) (the “RS Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion (“Share Consolidation”).

For	Against	Abstain
14,245,509	1,788,432	33,812

4.	A proposal to approve, ratify and confirm, by way of ordinary resolution, the approval by shareholders on November 16, 2023 authorising an increase to the authorised share capital of the Company to 150,000,000 ordinary shares, with effect immediately after the Reverse Stock Split and the Share Consolidation under Proposal No. 3, with the Authorised Share Capital increased accordingly (“Authorized Share Increase”).

For	Against	Abstain
15,872,068	188,364	7,321

5.	A proposal to approve, ratify and confirm, by way of special resolution, the approval by shareholders on November 16, 2023 authorising, upon receipt of the approval of Proposals No. 3 and No. 4, and at an Effective Time and RS Ratio that the Board of Directors determines are in the best interest of the Company (including in the interest of maintaining the Ordinary Share’s listing on Nasdaq), a newly amended Memorandum and Articles of Association of the Company being adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing Memorandum and Articles of Association, to reflect the Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association.

For	Against	Abstain
15,046,699	1,013,229	7,825

6.	A proposal to approve, ratify and confirm, by way of ordinary resolution, the approval by shareholders on November 16, 2023 of the Third Amended and Restated 2010 Equity Incentive Plan.

For	Against	Abstain
14,518,624	1,531,278	17,851

Pursuant to the foregoing votes, (1) the appointment of each of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next annual meeting or until their successors are duly elected and qualified, each such appointment effective on and from November 16, 2023, was approved, ratified and confirmed in all respects; (2) the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, ratified and approved by shareholders on November 16, 2023, was approved, ratified and confirmed in all respects; (3) the approval by shareholders on November 16, 2023 authorising the Company to effect a reverse stock split to the Company’s Ordinary Shares, by way of a consolidation at the RS Ratio up to 1:20, with such Reverse Stock Split at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion, was approved, ratified and confirmed in all respects; (4) the approval by shareholders on November 16, 2023 authorising an increase to the authorised share capital of the Company to 150,000,000 Ordinary Shares, with effect immediately after the Reverse Stock Split and the Share Consolidation under Proposal No. 3, was approved, ratified and confirmed in all respects; (5) the approval by shareholders on November 16, 2023 authorising, upon receipt of the approval of Proposals No. 3 and No. 4, and at an Effective Time and RS Ratio that the Board determines are in the best interest of the Company (including in the interest of maintaining the Ordinary Share’s listing on Nasdaq), a newly amended Memorandum and Articles of Association of the Company being adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing Memorandum and Articles of Association, to reflect the Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association, was approved, ratified and confirmed in all respects; and (6) the approval by shareholders on November 16, 2023 of the Third Amended and Restated 2010 Equity Incentive Plan was approved, ratified and confirmed in all respects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer